SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
ContraFect Corporation

(Name of Issuer)
Common stock, $0.0001 par value
(Title of Class of Securities)
212326102
(CUSIP Number)
July 20, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,850,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,850,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,850,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (1)

12.	TYPE OF REPORTING PERSON

IA

(1) Includes 1,250,000 shares of Common Stock issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person's beneficial ownership.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,850,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,850,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,850,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (1)

12.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,250,000 shares of Common Stock issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person's beneficial ownership.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,850,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,850,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,850,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (1)

12.	TYPE OF REPORTING PERSON

IN

(1) Includes 1,250,000 shares of Common Stock issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person's beneficial ownership.

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of July 20, 2017.
Item 1(a).	Name of Issuer:
ContraFect Corporation ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
28 Wells Avenue, 3rd Floor
Yonkers, New York 10701
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
•	683 Capital Management, LLC,
•	683 Capital Partners, LP and
•	Ari Zweiman.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.
Item 2(c).	Citizenship:
683 Capital Management, LLC is a Delaware limited liability company.  683 Capital Partners, LP is a Delaware limited partnership.  Ari Zweiman is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (the "Common Stock")
Item 2(e).	CUSIP Number:
212326102

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
The Reporting Persons hold 2,500,000 warrants, exercisable for an aggregate of 1,250,000 shares of Common Stock (the "Warrants"). Each Warrant is exercisable for ½ share of Common Stock. The Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Common Stock after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrant (the "Beneficial Ownership Limitation"), except that upon at least 61 days prior notice from the holder to the Issuer, the holder may waive the Beneficial Ownership Limitation. The Beneficial Ownership Limitation does not limit the Reporting Persons at this time, as none of the Reporting Persons may be deemed to beneficially own more than 9.99% after giving effect to the exercise of the Warrants.
As of July 20, 2017, 683 Capital Partners, LP beneficially owned 3,850,000 shares of Common Stock, including 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants.
683 Capital Management, LLC, as the Investment Advisor of 683 Capital Partners, LP, may be deemed to have beneficially owned the 3,850,000 shares of Common Stock beneficially owned by 683 Capital Partners, LP, including 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants.
Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 3,850,000 shares of Common Stock beneficially owned by 683 Capital Management, LLC, including 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants.
(b)	Percent of Class:
The following percentages are based on a denominator that is the sum of: (a) 73,656,606 shares of Common Stock outstanding as disclosed in the Issuer's Prospectus filed with the Securities and Exchange Commission on July 21, 2017 and (b) 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants.
As of July 20, 2017, each of the Reporting Persons may be deemed to have beneficially owned approximately 5.1% of the outstanding shares of Common Stock, including shares of Common Stock issuable upon the exercise of the Warrants.

(c)	Number of shares as to which such person has:
(i)             Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)           Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)          Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)          Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	July 31, 2017
683 CAPITAL MANAGEMENT, LLC*
By: /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
683 CAPITAL PARTNERS, LP*
By:  /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
/s/ Ari Zweiman
ARI ZWEIMAN *
*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ContraFect Corporation dated as of July 31, 2017 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:	July 31, 2017
683 CAPITAL MANAGEMENT, LLC
By:  /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
683 CAPITAL PARTNERS, LP
By:  /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
/s/ Ari Zweiman
ARI ZWEIMAN